UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

DAVID SALANIC

Joseph Kaplan

WHITEFORT CAPITAL MANAGEMENT, LP

12 East 49th Street, 40th Floor

New York, New York 10017

ELIZABETH GONZALEZ-SUSSMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Patricia Olasker Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, ON M5V 3J7 (416) 863-0900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

Whitefort Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN, IA

1	NAME OF REPORTING PERSON

Whitefort Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

David Salanic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN, HC

1	NAME OF REPORTING PERSON

Joseph Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, without par value (the “Shares”), of Arbutus Biopharma Corporation, a corporation incorporated under the laws of British Columbia, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 701 Veterans Circle, Warminster, Pennsylvania 18974.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Whitefort Capital Master Fund, LP, a Cayman Islands exempted limited partnership (“Whitefort Master Fund”);

(ii)	Whitefort Capital GP, LLC, a Delaware limited liability company (“Whitefort Master GP”), which serves as the general partner of Whitefort Master Fund;

(iii)	Whitefort Capital Management, LP, a Delaware limited partnership (“Whitefort Management”), which serves as the investment manager of Whitefort Master Fund;

(iv)	Whitefort Capital Management GP, LLC, a Delaware limited liability company (“Whitefort GP”), which serves as the general partner of Whitefort Management;

(v)	David Salanic, who serves as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP; and

(vi)	Joseph Kaplan, who serves as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Whitefort Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. The address of the principal office of each of Whitefort Master GP, Whitefort Management, Whitefort GP and Messrs. Salanic and Kaplan is 12 East 49th Street, 40th Floor, New York, New York 10017.

(c)       The principal business of Whitefort Master Fund is investing and trading in securities. The principal business of Whitefort Master GP is serving as the general partner of Whitefort Master Fund. The principal business of Whitefort Management is serving as the investment manager of Whitefort Master Fund. The principal business of Whitefort GP is serving as the general partner of Whitefort Management. The principal occupation of each of Messrs. Salanic and Kaplan is serving as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Whitefort Master Fund is organized under the laws of the Cayman Islands. Each of Whitefort Master GP, Whitefort Management and Whitefort GP is organized under the laws of the State of Delaware. Mr. Salanic is a citizen of France. Mr. Kaplan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Whitefort Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 12,867,967 Shares owned directly by Whitefort Master Fund is approximately $30,045,918, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have conveyed their view to the Issuer’s Board of Directors (the “Board”) that the current market price of the Shares does not reflect the Issuer’s intrinsic value. The Reporting Persons have requested that the Board immediately terminate the Issuer’s ATM program and explore all strategic options for the Issuer’s hepatitis B virus (HBV) portfolio. The Reporting Persons hope to continue to work constructively and collaboratively with the Board on these critical initiatives and intend to actively engage with shareholders and others regarding their views.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including engaging in communications with management, the Board and their advisors, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 188,717,409 Shares outstanding as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

As of the date hereof, Whitefort Master Fund beneficially owns 12,867,967 Shares, constituting approximately 6.8% of the Shares outstanding.

Whitefort Master GP, as the general partner of Whitefort Master Fund, may be deemed to beneficially own the 12,867,967 Shares owned by Whitefort Master Fund, constituting approximately 6.8% of the Shares outstanding.

Whitefort Management, as the investment manager of Whitefort Master Fund, may be deemed to beneficially own the 12,867,967 Shares owned by Whitefort Master Fund, constituting approximately 6.8% of the Shares outstanding.

Whitefort GP, as the general partner of Whitefort Management, may be deemed to beneficially own the 12,867,967 Shares owned by Whitefort Master Fund, constituting approximately 6.8% of the Shares outstanding.

Each of Messrs. Salanic and Kaplan, as a Co-Managing Partner of Whitefort Management and a Co-Managing Member of each of Whitefort Master GP and Whitefort GP, may be deemed to beneficially own the 12,867,967 Shares owned by Whitefort Master Fund, constituting approximately 6.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Whitefort Master Fund, Whitefort Master GP, Whitefort Management, Whitefort GP and Messrs. Salanic and Kaplan may be deemed to share the power to vote and dispose of the Shares owned by Whitefort Master Fund.

(c)       On April 3, 2024, Whitefort Master Fund purchased 5,815 Shares in the open market at a price of $2.7448 per Share. There have been no other transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1

Joint Filing Agreement by and among Whitefort Capital Master Fund, LP, Whitefort Capital GP, LLC, Whitefort Capital Management, LP, Whitefort Capital Management GP, LLC, David Salanic and Joseph Kaplan, dated May 9, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2024

Whitefort Capital Master Fund, LP

By:	Whitefort Capital GP, LLC General Partner

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

Whitefort Capital GP, LLC

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

Whitefort Capital Management, LP

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Partner

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Partner

Whitefort Capital Management GP, LLC

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

/s/ David Salanic
David Salanic

/s/ Joseph Kaplan
Joseph Kaplan

11